Exhibit 4.2

SECOND AMENDMENT AND CONSENT, dated as of June 27, 2008 (this “Amendment”), to the Subordinated Credit Agreement, dated as of July 19, 2006 (as amended by the First Amendment and Consent, dated as of September 21, 2007 (the “First Amendment”), and as further amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Virgin Mobile USA, L.P. (formerly known as Virgin Mobile USA, LLC), a Delaware limited partnership (the “Borrower”), and Virgin Entertainment Holdings, Inc., a Delaware corporation (the “Existing Lender”).

W I T N E S S E T H :

WHEREAS, the Borrower and the Existing Lender are parties to the Credit Agreement;

WHEREAS, the Borrower has requested that the Credit Agreement be amended as set forth herein; and

WHEREAS, the Existing Lender and SK (together with the Existing Lender, the “Lenders”) are willing to agree to such amendments on the terms set forth herein;

NOW, THEREFORE, in consideration of the premises contained herein, the parties hereto agree as follows:

1. Defined Terms. Unless otherwise defined herein, terms which are defined in the Credit Agreement (as amended hereby) and used herein (and in the recitals hereto) as defined terms are so used as so defined.

2. Revolving Commitments. The Revolving Commitment of the Existing Lender is hereby increased from $75,000,000 to $100,000,000 (the additional $25,000,000 of Revolving Commitment being referred to herein as the “Additional Virgin Commitment”).

3. SK Joinder. SK hereby agrees that on the Amendment Effective Date (as defined below) it shall become a Lender for all purposes of the Credit Agreement, and be bound by and entitled to the benefits of the Credit Agreement, to the same extent as if originally a party thereto, with a Revolving Commitment equal to $35,000,000 (the “Initial SK Commitment”). For the avoidance of doubt, it is understood and agreed that “Lenders” (as defined in the Credit Agreement) shall mean the Existing Lender and SK and their respective successors and permitted assigns.

4. Pro Rata Treatment. If, on the Amendment Effective Date, there are any Revolving Loans outstanding, the Borrower shall be deemed to prepay and re-borrow such Revolving Loans so that, after giving effect thereto, the Revolving Loans held by the Lenders are held ratably in accordance with their respective Revolving Percentages after giving effect to this Amendment. The Lenders hereby agree on the Amendment Effective Date to make payments between themselves as necessary to effect the foregoing sentence.

5. Approval of Helio Acquisition. Notwithstanding any provision of the Credit Agreement or the other Loan Documents to the contrary, the Lenders hereby consent to the Helio Acquisition.

6. Increase of the Total Revolving Commitments. The Lenders hereby agree that the Borrower shall have the option at any time to increase the Total Revolving Commitments by another $15,000,000, with the additional Revolving Commitments being provided by any person or entity pursuant to documentation to be agreed among the Borrower, the Lenders and the person or entity providing such additional Revolving Commitments. The Borrower agrees to furnish true, correct and complete copies of all such documentation to each Lender at least 10 days prior to the proposed effectiveness thereof.

7. Commitment Fee and Tolling Fee. It is agreed that each of the commitment fee payable pursuant to Section 2.3 of the Credit Agreement and the tolling fee payable pursuant to Section 8 of the First Amendment shall not be payable with respect to the Additional Virgin Commitment and the Initial SK Commitment and the Revolving Loans made pursuant thereto. In calculating the commitment fee and the tolling fee payable to the Existing Lender, Revolving Loans made by the Existing Lender shall be deemed made, first, pursuant to its existing $75,000,000 Revolving Commitment and, second, pursuant to the Additional Virgin Commitment.

8. Amendment to Section 1.1 of the Credit Agreement. Section 1.1 of Credit Agreement is hereby amended as follows:

(a)	the following new definitions are hereby added in alphabetical order:

“Borrower Preferred Stock”: the preferred Capital Stock of the Borrower, with a liquidation preference not to exceed the greater of (a) $50,000,000 plus the amount of all cumulated and unpaid dividends in kind and (b) an amount equal to the amount the holders thereof would have received upon a liquidation had such holders converted their shares of Borrower Preferred Stock into shares of common stock of Virgin Mobile USA, Inc. immediately prior to such liquidation, issued to Virgin Mobile USA, Inc. or its Subsidiaries on the date of consummation of the Helio Acquisition to effectuate the contribution by Virgin Mobile USA, Inc. of preferred equity proceeds to the Borrower; provided, that (i) such Capital Stock shall not be convertible into or exchangeable for Indebtedness or other preferred Capital Stock and (ii) prior to the date that is one year following the later of the maturity date of the loans under this Agreement and under the Senior Debt Agreement (a) shall not mature or be mandatorily redeemable (other than solely for common equity), (b) shall not be redeemable at the option of the holder thereof (other than solely for common equity), in whole or in part, and (c) shall not provide for any dividends or other payments in cash.

“Helio”: Helio, LLC, a Delaware limited liability company.

“Helio Acquisition”: the Borrower’s acquisition of all of the equity of Helio, on the terms provided under the Transaction Agreement, dated as of June 27, 2008, by and among Virgin Mobile USA, Inc., the Borrower, SK, Helio, Helio, Inc., Earthlink, Inc. and Corvina Holdings Limited, together with any amendments, waivers or other changes to such Agreement.

“Helio Integration Cap Amount”: an amount equal to the difference of (a) $10,000,000 minus (b) the amount of aggregate Helio Shutdown Costs in excess of $15,000,000 (but in no event shall the amount in clause (b) exceed, solely for purposes of this calculation, $5,000,000).

“Helio Merger Integration Expenses”: cash expenditures (whether accrued or paid in cash during the relevant measurement period) effected following the Helio Acquisition and on or prior to December 31, 2009, which, in management’s good faith judgment, arise solely as a result of the Helio Acquisition and include merger integration expenses incurred by the Borrower or Helio such as (i) duplicate staffing, (ii) duplicate software licenses, (iii) duplicate system expenses, (iv) personnel transition, outplacement and relocation expenses, (v) severance associated with transition personnel (those who are employed at least 15 days beyond the closing date of the Helio Acquisition), (vi) out-sourced personnel and staffing costs, and (vii) associated indirect costs such as facilities, equipment leases, occupancy, benefits, T&E, and out-of-pocket expenses related thereto.

“Helio Shutdown Costs”: cash costs of (i) severance for employees of Helio and (ii) shutdown costs (including lease damages and settlements) for retail stores, kiosks and master service arrangements.

“SK”: SK Telecom USA Holdings, Inc., a Delaware corporation.

(b)	the definition of “Consolidated Adjusted EBITDA” is hereby amended by (i) deleting the word “and” prior to clause (l) thereof and substituting in lieu thereof a comma and (ii) adding the following new clause (m) immediately following clause (l) thereof:

and (m) Helio Merger Integration Expenses not in excess of the Helio Integration Cap Amount, and provided that any such Helio Merger Integration Expenses are identified and scheduled separately with reasonable specificity in each quarterly financial compliance certificate required to be delivered to each Lender pursuant to Section 5.2(b)

(c)	the definition of “Indebtedness” is hereby amended by adding at the end of clause (g) the following: “excluding the Borrower Preferred Stock”.

9. Amendment to Section 6.1(c) of the Credit Agreement. Section 6.1(c) of the Credit Agreement is hereby amended as follows: (a) the Consolidated Leverage Ratio threshold for December 31, 2008 (and thereafter), as shown in the chart in Section 6.1(c) is amended to read: “2.75 to 1.0” and (b) if the Helio Acquisition is consummated on or before September 30, 2008, the Consolidated Leverage Ratio threshold for September 30, 2008, as shown in the chart in Section 6.1(c) is amended to read: “3.00 to 1.0”.

10. Amendment to Section 6.2(i) of the Credit Agreement. Clause (ii) of Section 6.2(i) of the Credit Agreement is hereby amended by adding after the words “Permitted Investors” the following: “or SK”.

11. Amendment to Section 6.2(k) of the Credit Agreement. Section 6.2(k) of the Credit Agreement is hereby amended by adding after the phrase “Sprint Spectrum” the following: “, SK”.

12. Effectiveness of Amendment. This Amendment shall become effective upon the occurrence of the following conditions (the date of such occurrence, the “Amendment Effective Date”):

(i) the Helio Acquisition shall have been consummated not later than October 31, 2008;

(ii) the Lenders shall have received counterparts of this Amendment duly executed by the Borrower, the Existing Lender and SK and consented to by the Senior Debt Agent; and

(iii) the Second Amendment and Consent, dated as of June 27, 2008, to the Senior Debt Agreement shall have become effective in accordance with its terms.

13. Representations and Warranties. The Borrower represents and warrants that this Amendment (i) has been duly authorized by all necessary limited partnership action on the part of the Borrower, (ii) constitutes a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditor’s rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law), and (iii) as of the date hereof, no Default or Event of Default has occurred and is continuing for which the Borrower did not request or herewith does request a consent, waiver and amendment and no condition exists that, upon the execution and/or delivery of this Amendment and after giving effect to the amendments to the Credit Agreement provided for herein, would constitute a Default or an Event of Default, and such execution and/or delivery shall not itself constitute a Default or an Event of Default.

14. Continuing Effect; No Other Amendments. Except as expressly provided herein, all of the terms and provisions of the Credit Agreement are and shall remain in full force and effect, and the terms and provisions of the Credit Agreement as modified hereby are hereby ratified and confirmed in all respects.

15. Expenses. The Borrower agrees to pay and reimburse the Lenders for all their reasonable costs and out-of-pocket expenses incurred in connection with the preparation and delivery of this Amendment, including, without limitation, the reasonable fees and disbursements of counsel to the Lenders.

16. Counterparts. This Amendment may be executed in any number of counterparts by the parties hereto (including by facsimile or electronic transmission), each of which counterparts when so executed shall be an original, but all the counterparts shall together constitute one and the same instrument.

17. GOVERNING LAW. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

VIRGIN MOBILE USA, L.P.

By VMU GP1, LLC, its general partner

By:	/s/ Daniel H. Schulman
Name:	Daniel H. Schulman
Title:	Chief Executive Officer

VIRGIN ENTERTAINMENT HOLDINGS, INC.

By:	/s/ Jonathan Peachey
Name:	Jonathan Peachey
Title:	Vice President

SK TELECOM USA HOLDINGS, INC.

By:	/s/ Sang Woo Kim
Name:	Sang Woo Kim
Title:	Authorized Person

Consented to by:

JPMORGAN CHASE BANK, N.A., as Senior Debt Agent

By:	/s/ Christophe Vohmann
Name:	Christophe Vohmann
Title:	Vice President